UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: September 30, 2018

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CEMTREX, INC.

Full Name of Registrant

Former Name if Applicable

30-30 47th Avenue

Address of Principal Executive Office (Street and Number)

Long Island City, NY 11101

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cemtrex, Inc. (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the fiscal year ended September 30, 2018, because the compilation, dissemination, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense.

On September 24, 2018, the Company was informed by Green & Company, CPAs, our prior independent registered public accounting firm, that Haynie & Company acquired certain assets of Green & Company, CPAs. As a result of the acquisition, on September 24, 2018, Green & Company, CPAs resigned as the independent public accounting firm of the Company. On September 24, 2018, The Company engaged Haynie & Company to serve as our independent registered public accounting firm for the year ending September 30, 2018. Due to the fact that this change occurred at the end of our fiscal year, the audit planning and audit was started late and has not been completed as of the filing due date. The statement of the Auditors required by Rule 12b-25(c) is attached as Exhibit 99.1 to this notification of late filing.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Saagar Govil	(631)	756-9116
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [X] No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year covered by the Annual Report, the Company estimates a net loss available to common shareholders of $11.86 million, or $1.06 per common share, compared to a net income available to common shareholders of $3.19 million or $0.32 per common share during the fiscal year ended September 30, 2017.

CEMTREX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 31, 2018	By:	/s/ Saagar Govil
Chairman of the Board, CEO, President & Secretary